UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Avolon Holdings Limited

(Name of Subject Company)

Avolon Holdings Limited

(Name of Person Filing Statement)

Common Stock, par value $0.000004 per share

(Title of Class of Securities)

G52237107

(CUSIP Number of Class of Securities)

Ed Riley

General Counsel

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Telephone: +353 (1) 231 5800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

Copies to:

Douglas Warner, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153-0119

Telephone: (212) 310-8751

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“Avolon” or the “Company”) filed with the United States Securities and Exchange Commission (the “SEC”) on July 31, 2015, as amended by Amendment No. 1 to the Schedule 14D-9 filed on August 10, 2015 and Amendment No. 2 to the Schedule 14D-9 filed on August 13, 2015 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”), an indirect wholly owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”). Parent is owned in majority part by HNA Capital Group Co., Ltd, a company organized and existing under the laws of the People’s Republic of China, as disclosed in a Tender Offer Statement on Schedule TO filed by Offeror with the SEC on July 31, 2015 (as amended or supplemented from time to time, the “Schedule TO”), to purchase 20% of the issued and outstanding Shares at a purchase price of $26.00 per Share in cash, without interest, less any required tax withholding, on the terms and subject to the conditions set forth in the related Offer to Purchase (together with the Schedule TO and any amendments or supplements thereto, the “Offer”) and in accordance with the terms of the Investment and Tender Offer Agreement, by and among the Company, Offeror and Parent, dated as of July 14, 2015 (the “Investment Agreement”) and the Agreement to Tender, by and among Offeror and the persons listed on Exhibit A thereto, dated as of July 14, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein. Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3, “Past Contracts, Transaction, Negotiations and Agreements,” is hereby amended and supplemented by adding the following at the end thereof:

“Tender Offer Termination Agreement

On September 3, 2015, Offeror, Parent and the Company entered into a Tender Offer Termination Agreement (the “Offer Termination Agreement”), pursuant to which, among other things, the parties agreed that Parent and Offeror will terminate the Offer. Promptly following the execution of the Offer Termination Agreement, Parent and Offeror issued a press release announcing the termination of the Offer. A copy of the Offer Termination Agreement is filed herewith as Exhibit (e)(11).”

Item 8.	Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following at the end thereof:

“Tender Offer Termination Agreement

On September 3, 2015, Offeror, Parent and the Company entered into a Tender Offer Termination Agreement (the “Offer Termination Agreement”), pursuant to which, among other things, the parties agreed that Parent and Offeror will terminate the Offer. Promptly following the execution of the Offer Termination Agreement, Parent and Offeror issued a press release announcing the termination of the Offer. A copy of the Offer Termination Agreement is filed herewith as Exhibit (e)(11).”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(11)	Tender Offer Termination Agreement dated as of September 3, 2015 by and among Bohai Leasing Co., Ltd., Global Aviation Leasing Co., Ltd. and Avolon Holdings Limited.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley
Name:	Ed Riley
Title:	General Counsel and Company Secretary

Date: September 3, 2015

Exhibit No.	Description

(e)(11)	Tender Offer Termination Agreement dated as of September 3, 2015 by and among Bohai Leasing Co., Ltd., Global Aviation Leasing Co., Ltd. and Avolon Holdings Limited.

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